
e-KONG
Convergence through Services

03 JUN 16 AM 7:21

By DHL

Date : - 9 JUN 2003


03022831

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax (852) 3101 0194 for your convenience.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

Enclosures

e-KONG Group Limited



By DHL

Date : - 9 JUN 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax (852) 3101 0194 for your convenience.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

Yours sincerely
For and on behalf of
e-Kong Group Limited



Lim Shyang Guey
Director

Enclosures

Acknowledge receipt by

Name :
Date :

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2296 9700

US Sec – File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 31 May 2003

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED
pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities ("Listing Rules")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong ("SDI")
The Securities and Future Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")

	Document	Date	Entity
1.	Form ARF1 – 2002 Annual Return together with 2001 Annual Report	July 11, 2002	Hong Kong Registrar of Companies
2.	Press announcement of results of special general meeting	June 28, 2002	SEHK (pursuant to Listing Rules)
3.	Statement of decrease in trading price	July 22, 2002	SEHK (pursuant to Listing Rules)
4.	Statement of decrease in trading price and increase in trading volume	July 26, 2002	SEHK (pursuant to Listing Rules)
5.	Suspension of trading in shares	October 4, 2002	SEHK (pursuant to Listing Rules)
6.	Resumption of trading in shares	October 8, 2002	SEHK (pursuant to Listing Rules)
7.	Press announcement of Notice of Closing of the Register of Members	October 18, 2002	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
8.	Press announcement of change of principal office	October 31, 2002	SEHK (pursuant to Listing Rules)
9.	Form F2 – change of address of an overseas company	November 1, 2002	Hong Kong Registrar of Companies
10.	Form D2 – Notification of changes of secretary and directors – change of particulars	November 14, 2002	Hong Kong Registrar of Companies
11.	Statement of decrease in trading price	November 22, 2002	SEHK (pursuant to Listing Rules)
12.	Registration of Prospectus for Rights Issue	November 26, 2002	Hong Kong Registrar of Companies
13.	Authorisation for registration of Prospectus for Rights Issue	November 26, 2002	Hong Kong Registrar of Companies

US Sec – File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 31 May 2003

14.	Translation Certificate for Prospectus for Rights Issue	November 26, 2002	Hong Kong Registrar of Companies
15.	Certification for translation certificate for Prospectus for Rights issue	November 26, 2002	Hong Kong Registrar of Companies
16.	Directors' Notice - Disclosure on adjustment of shares and/or share options – Richard John Siemens, Kuldeep Saran, William Bruce Hicks, Derrick Francis Bulawa, Lim Shyang Guey, ShaneFrederick Weir,	November 27, 2002	SEHK (pursuant to SDI)
17.	Statement of increase in trading price	November 28, 2002	SEHK (pursuant to Listing Rules)
18.	Memorandum of Reduction of Share Premium	December 4, 2002	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
19.	Memorandum of Reduction of Issued Share Capital	December 4, 2002	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
20.	Certificate of Deposit of Memorandum of Reduction of Share Premium	December 6, 2002	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
21.	Certificate of Deposit of Memorandum of Reduction of Issued Share Capital	December 6, 2002	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
22.	Press announcement of results of Rights Issue	December 17, 2002	SEHK (pursuant to Listing Rules)
23.	Directors' Notice -Disclosure on increase in shares and/or adjustment of share options -Richard John Siemens, Kuldeep Saran, Shane Frederick Weir, Derrick Francis Bulawa, Lim Shyang Guey	December 23, 2002	SEHK (pursuant to SDI)
24.	Directors' Notice - Disclosure on increase in shares - William Bruce Hicks	December 24, 2002	SEHK (pursuant to SDI)
25.	Corporate Substantial Shareholder Notice – Disclosure on increase in shares - Goldstone Trading Limited, Future (Holdings) Limited, Great Wall Holdings Limited	December 24, 2002	SEHK (pursuant to SDI)
26.	Directors' Notice - Disclosure on cancellation of share options - Richard John Siemens, Derrick Francis Bulawa, Lim Shyang Guey	January 4, 2003	SEHK (pursuant to SDI)

27.	Statement of increase in trading price	January 10, 2003	SEHK (pursuant to Listing Rules)
28.	Notice of Place outside Bermuda where a branch register of members is being kept	February 19, 2003	Bermuda Registrar of Companies (pursuant to the Companies Act 1981 of Bermuda)
29.	Schedule 7 – Notification of place of register of interests in shares and short positions of substantial shareholders	April 14, 2003	SFC (pursuant to SFO) Hong Kong Registrar of Companies
30.	Schedule 8 – Notification of place of directors' and chief executives' register of interests and short positions	April 14, 2003	SFC (pursuant to SFO) Hong Kong Registrar of Companies
31.	Undertaking for general mandate to repurchase shares	April 17, 2003	SEHK (pursuant to Listing Rules)
32.	Statement of increase in trading price	May 5, 2003	SEHK (pursuant to Listing Rules)
33.	Standard Form A – change of authorised representatives	May 9, 2003	SEHK (pursuant to Listing Rules)
34.	Form F3 – Notification of changes of authorised representatives	May 9, 2003	Hong Kong Registrar of Companies
35.	Form D2 – Notification of changes of secretary and directors – change of particulars	May 15, 2003	Hong Kong Registrar of Companies
36.	Monthly Reports from May 2002 to 30 April 2003	May 2002 – April 2003	SEHK (pursuant to Listing Rules)

安培注册 服务公司 APF PARTNERS CORPORATE SERVICES

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Building, 30 Queen's Road Central, Hong Kong
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : corporateservices@apfpartners.com

03 JUN 16 AM 7:21

Your Ref : F6726 Direct Line : 2846 7787

Our Ref : AW/A940111 Date : 12 July 2002

The Registrar of Companies
Companies Registry
13th & 14th Floors
Queensway Government Offices
66 Queensway
Hong Kong

By Hand

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we enclose the following documents together with the prescribed fee of HK$160.00 for filing :-

1. Annual Return Form ARF1 dated 11 July 2002; and
2. Certified true copy of the Company's 2001 Annual Report.

If you have any questions, please do not hesitate to contact us.

Yours sincerely



Angela Wang

Encl

c.c. Mr Jeffrey Cheng, e-Kong Group Limited (Fax No : 2811 1917)



Companies Registry
公司註冊處

Form 表格 ARF1

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度

2002

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
1	1	2001		31	12	2001

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名): (Angela Wang Poey Foon)

Date 日期 : 11 July 2002

~~Director,~~ Secretary ~~/Manager/ Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong
Ref : AW/940111

For 請勿:

Your Receipt
Companies Registry
H.K.

15/07/2002 00421577
CR No. : F-006726-
Sh. Form : ARF1
13 $140.00
TOTAL (CHQ) $140.00

王澤芬律師事務所

ANGELA WANG & CO

SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/F) Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 16 AM 7:21

FACSIMILE TRANSMISSION

To	:	Ms Sharon Yau The Stock Exchange of HK	Date	: 26 July 2002
Fax No	:	2537 9351 / 2868 5056	Your Ref	:
From	:	Angela Wang	Our Ref	: AW/A940111
Direct Line	:	2846 7787	Direct Email	: angelawang@angelawangco.com
Re	:	e-Kong Group Ltd (the "Company")	Total No of Pages (including cover)	: 2

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to the telephone conversation this morning and attach a paragraph 39.2 statement duly signed by a director of the Company dated 26 July 2002 as requested.

If you have any questions, please do not hesitate to contact us.

Yours sincerely



Angela Wang

Encl

cc : Mr SG Lim – By Fax (Fax No : 2811 1203)

G:\ap\A940111\fax260702

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the trading price and increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such decrease or increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board



Lim Shyang Guey
Director

Hong Kong, 26 July 2002


e-KONG
Convergence through Services

4 October 2002

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

By Fax & By Hand
(Fax No : 2537 9477/2537 9351)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we hereby apply for suspension in the trading of shares of the Company on the Stock Exchange of Hong Kong Limited with effect from 2:30 p.m., 4 October 2002 pending the release of an announcement relating to proposed capital reorganization and rights issue of the Company.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

G:\aw\222493\letter(4.10.02)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700


e-KONG
Convergence through Services

8 October 2002

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

By Fax & By Hand
(Fax No : 2537 9477&2537 9351)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we hereby apply for resumption in the trading of shares of the Company on the Stock Exchange of Hong Kong Limited with effect from 9:30 a.m., 8 October 2002 upon the release of the announcement relating to proposed capital reorganization and rights issue of the Company.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

G:\aw\222493\letter(8.10.02)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

THE BERMUDA SUN

Friday, 18th October, 2002

IN THE MATTER OF THE COMPANIES ACT, 1981 ("The Act")

NOTICE OF CLOSING OF THE REGISTER OF MEMBERS OF

e-Kong Group Limited

NOTICE IS HEREBY GIVEN in accordance with Section 66 (5) of the Act that the Register of Members of e-Kong Group Limited will be closed on November 27, 2002, during which period no transfer of shares will be effected.

Dated this 16th day of October, 2002

CODAN SERVICES LIMITED
Resident Representative

The Standard 1 November 2002 (Friday)

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

CHANGE OF PRINCIPAL OFFICE

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") announces that with effect from 1 November 2002, the principal office of the Company in Hong Kong will be changed to the following address:

Unit 4101-5, 41st Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone No. : (852) 2296 9700
Facsimile No. : (852) 2429 7116

By Order of the Board
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 31 October 2002



Companies Registry
公司註冊處

Form 表格 F2

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

Bermuda

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

Unit 4101-5, 41st Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 : X

(Name 姓名) : (Wang Poey Foon Angela) Date 日期 : 1 November 2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

APF Parnters Corporate Services
24A Entertainment Building
30 Queen's Road
Central Hong Kong

Ref :AW/A940111

For 請勿

Your Receipt
Companies Registry
H.K.

04/11/2002 HH432559
CR No. : F-006726-
Sh. Form : F2
13 $20.00
TOTAL(CSH) $20.00

Specification No. 1/97
指明編號第 1/97 號

The Standard July 2, 2002 (Tuesday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

RESULTS OF SPECIAL GENERAL MEETING

The shareholders of e-Kong Group Limited (the "Company") have approved proposals relating to the Company's share option scheme and the scheme rules and procedures for share option schemes for its subsidiaries.

Reference is made to the circular issued by the Company on 12 June 2002 (the "Circular"). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.

The board of directors of the Company (the "Board") is pleased to announce that at the Special General Meeting held on 28 June 2002, the Ordinary Resolutions for approving the amendments to certain provisions of the Existing Share Option Scheme of the Company, the adoption of the New Share Option Scheme of the Company and the New Scheme Rules and Procedures for Share Option Schemes for Subsidiaries, the termination of the Existing Share Option Scheme and the cancellation of the Existing Rules and Procedures for Share Option Schemes for Subsidiaries were duly passed by the shareholders of the Company.

By Order of the Board
Lim Shyang Guey
Director

Hong Kong, 28 June 2002

王律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2863 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

FACSIMILE TRANSMISSION

To :	Ms Sharon Yau The Stock Exchange of HK	Date :	22 July 2002
Fax No :	2537 9351	Your Ref :	
From :	Angela Wang	Our Ref :	AW/A940111
Direct Line :	2846 7787	Direct Email :	angelawang@angelawangco.com
Re :	e-Kong Group Ltd (the "Company")	Total No of Pages (including cover) :	2

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to the telephone conversation this morning and attach a paragraph 39.2 statement duly signed by a director of the Company dated 22 July 2002 as requested.

If you have any questions, please do not hesitate to contact us.

Yours sincerely



Angela Wang

Encl

cc : Mr SG Lim – **By Fax** (Fax No : 2811 1203)

G:\ap\A940111\fax070502

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the trading price of the shares of the Company and wish to state that we are not aware of any reasons for such decrease.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board



Lim Shyang Guey
Director

Hong Kong, 22 July 2002



Companies Registry
公司註冊處

Form 表格 **D2**

03 JUN 16 AM 7: 2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24A Entertainment Building
30 Queen's Road Central
Hong Kong

AW/A940111

For O[fficial use]
請勿填

Your Receipt
Companies Registry
H.K.

15/11/2002 I1473810
CR No. : F-006726
Sh. Form : D2F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F 6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年
CHANGE OF ADDRESS OF DIRECTOR	08	11	2002

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Hicks	William Bruce

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址:
House No. 2, Henderson Road,
Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K 323574(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名: [signature]

(Name 姓名): (Angela Wang Poey Foon) Date 日期: 14 November 2002

~~Director／~~Secretary~~／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

王培芬律師事務所

ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

FACSIMILE TRANSMISSION

To	:	Barry Chan / Charlotte Yen / Sharon Yau / Eliza Wong The Stock Exchange of Hong Kong Limited	Date :	22 November 2002
Fax No	:	2537 9351	Your Ref :	20021004-F00524-0094
From	:	Stephen Vine / Elsie Tam	Our Ref :	AW/ML/222493
Direct Line	:	2846 7786(SMV)/2846 7766(ECT)	Direct Email :	angelawang@angelawangco.com michellcliu@angelawangco.com
Re	:	e-Kong Group Limited	Total No of Pages (including cover) :	

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to the telephone conversation between your Sharon Yau and our Elsie Tam this afternoon and enclose a revised 39.2 statement for your attention.

Kind regards

Stephen Vine / Elsie Tam

Encl.

G:aw\2002\222493\Fax (SEHK)

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent decrease in the price of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the proposed rights issue as disclosed in the Company's announcement dated 7 October 2002 and the announcement in relation to results of the special general meeting dated 21 November 2002.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board



Lim Shyang Guey
Director

Hong Kong, 22 November 2002



COMPANIES REGISTRY
公司註冊處

QUEENSWAY GOVERNMENT OFFICES
15TH FLOOR, 66 QUEENSWAY,
HONG KONG.
香港金鐘道六十六號
金鐘道政府合署十五樓

In reply please quote this Ref.:
覆函請註明本處檔號：

YOUR REF. 來函檔號：

TEL. 電話： 2867 2826

FAX 圖文傳真： 2869 1007

http://www.info.gov.hk/cr/

26 November 2002

Angela Wang & Co.
Solicitors
24/F. Entertainment Building
30 Queen's Road Central
Hong Kong

Dear Sirs,

Re.: e-Kong Group Limited (the "Company")
<u>Prospectus for Rights Issue (the "Prospectus")</u>

I confirm registration of the Prospectus of the Company on 26 November 2002.

Yours faithfully,

(Mrs. A. Goodman)
for Registrar of Companies

Your Receipt
Companies Registry
H.K.

26/11/2002	GG402568
CR No. :	- -
Sh. Form :	PR
11	$1,415.00
TOTAL(CHQ)	$1,415.00



香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

26th November 2002

Our ref: liacd\main\prospect\letter\author\rights\2752611

STRICTLY PRIVATE & CONFIDENTIAL

The Registrar of Companies
15th Floor, Queensway Government Offices,
66 Queensway,
Hong Kong.

Attn: Mr. Chau Hon Yum

Dear Sirs,

AUTHORISATION FOR REGISTRATION

e-Kong Group Limited (the "Company")
Prospectus for Rights Issue (the "Prospectus")

This is to certify that the attached Prospectus, the Provisional Allotment Letters and the forms of Application for Excess Rights Shares (as defined in the Prospectus) (together, the "Application Forms") of the Company duly chopped are authorised for registration pursuant to Section 342C of the Companies Ordinance.

The originals of the certificates relating to the translation of the Prospectus and the Application Forms are also attached.

Yours faithfully,
For and on behalf of
The Stock Exchange of Hong Kong Limited



Estella Ng
Senior Vice President
Listing Division

EN/RK


SNP
Vite

A subsidiary of SNP Corporation Ltd

26 November 2002

The Registrar of Companies
Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs,

e-Kong Group Limited (the "Company")
RIGHTS ISSUE
IN THE PROPORTION OF ONE RIGHTS SHARE FOR EVERY NEW SHARE HELD

I certify that the attached Chinese language version of the Prospectus of the Company to be dated 27 November 2002, together with the Provisional Allotment Letter and the Form of Application for Excess Rights Shares of the Company, in relation to the captioned Rights Issue in the proportion of one rights share for every new share held delivered for registration herewith is a true and accurate translation of the respective English language versions of the same.

Signature:
Name: Lo Hung Yu, Lawrence
Title: Head of Translation Department
Company: SNP Vite Limited
26/F., Gloucester Tower, The Landmark, 11 Pedder St., Central, Hong Kong

SNP Vite Limited
26th Floor, Gloucester Tower
The Landmark
Central
Hong Kong
Tel : 2877 8773
Fax : 2877 9978
http://www.snpcorp.com
http://www.snpvite.com



03 JUN 16 AM 7:21

Date : 26 November 2002

The Registrar of Companies
Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs

Re : e-Kong Group Limited
Rights Issue of not less than 235,477,100 Rights Shares each of HK$0.01 each at HK$0.12 per Rights Shares on the basis of one Rights Share for Every New Share Held on the record date payable in full on valid acceptance immediately after the Capital Reorganistion becoming effective

We certify that we believe that Mr. Lo Hung Yu, Lawrence, translator of SNP Vite Limited of 26/F., Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong is competent to have given the certificate as to translation in respect of the Rights Issue prospectus dated 27 November 2002 together with the provisional allotment letter and the form of application for excess Rights Shares of the Company delivered to you herewith for registration.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Lim Shyang Guey
Director

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2295 9700
Facsimile +852 2620 7116

王培芬律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 13 AM 7:21

Date : 27 November 2002

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax & By Hand
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company and as a result of the capital reorganization of the Company became effective on 22 November 2002, we enclose six disclosure forms given by the following directors for your attention :-

1. Richard John Siemens
2. Kuldeep Saran
3. William Bruce Hicks
4. Derrick Francis Bulawa
5. Lim Shyang Guey
6. Shane Frederick Weir

If you have any question, please do not hesitate to contact us.

Yours sincerely



Angela Wang / Elsie Tam

Encl

cc : Ms Amy Chan – **By Fax Only** (Fax No : 31010194 – *without enclosure*)

G:\apf\a940111\Letter-AW(4)

:f. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Richard John Siemens HKID/~~Passport~~ No. K674811(2) CONTACT PHONE NO. 2801 7188

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 22 MONTH 11 YEAR 2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1[ ] 2[ ] 3[ ] 4[ ] 5[ ] 6[X] 7[X] 8[ ]

) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

ETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
I/A		

) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
iemens Enterprises Limited		1,200,000
ioldstone Trading Limited		24,476,475

) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

)) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Kong Group Limited	ordinary	513,529,500	25,676,475 *	N/A	N/A	22/11/2002	N/A

As a result of the capital reorganisation of e-Kong Group Limited becoming effective on 22 November 2002, the said 513,529,500 shares of HK$0.02 each were consolidated into 25,676,475 shares of HK$0.01 each

1) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Kong Group Limited	share options	1,435,000 **	24/01/2000	24/01/2000-24/10/2009	HK$4.6**	N/A

The number and the exercise price of the share options were adjusted as a result of the capital reorganisation becoming effective on 22 November 2002

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
/A				

lease continue on separate sheet if insufficient space available.)

efore signing this notice form, the signatory should make sure all the information disclosed herein is correct.



Signature: Date: 27 NOV 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited   STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Kuldeep Saran   HKID/~~Passport~~ No.: P157396(2)   CONTACT PHONE NO.: 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   Yes / No *   (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]   1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

0) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
-Kong Group Limited	ordinary	186,949,500	9,347,475 **	N/A	N/A	22/11/2002	N/A

* As a result of the capital reorganisation of e-Kong Group Limited becoming effective on 22 November 2002, the said 186,949,500 shares of HK$0.02 each were consolidated into 9,347,475 shares of HK$0.01 each

11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
/A				

Please continue on separate sheet if insufficient space available.)

efore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: 27 NOV 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) William Bruce Hicks HKID/~~Passport~~ No. K323574(2) CONTACT PHONE NO. 2801 7188

(4) I have or have ceased to have a *notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company* details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	ordinary	210,036,642	10,501,832 **	N/A	N/A	22/11/2002	N/A

** As a result of the capital reorganisation of e-Kong Group Limited becoming effective on 22 November 2002, the said 210,036,642 shares of HK$0.02 each were consolidated into 10,501,832 shares of HK$0.01 each

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 27 NOV 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited — STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Derrick Francis Bulawa — HKID/Passport No.: P121051(7) — CONTACT PHONE NO.: 2296 9700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ____ MONTH ____ YEAR ____

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First (ie individual))	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance [i.e. family interests, see Explanatory Note], complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
e-Kong Group Limited	share options	1,198,062 *	25/10/1999	25/10/2000-24/10/2009	HK$2.8 *	N/A
		237,500 *	16/11/1999	16/11/2000-24/10/2009	HK$3.2 *	N/A
		12,500 *	23/12/1999	23/12/2000-24/10/2009	HK$4.0 *	N/A
		1,250 *	3/1/2000	03/01/2001-24/10/2010	HK$4.6 *	N/A
		476,613 *	25/10/2000	25/10/2001-24/10/2009	HK$2.4 *	N/A

EXERCISES AND ASSIGNMENTS OF RIGHTS

* The number and the exercise price of the share options were adjusted as a result of the capital reorganisation of the Company becoming effective on 22 November 2002

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: 25-11-02

ef. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Lim Shyang Guey HKID/~~Passport~~ No. P924468(2) CONTACT PHONE NO. 2296 9700

) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

ETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
/A		

) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

0) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
/A							

1) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Kong Group Limited	share options	225,000 *	25/10/1999	25/10/2000-24/10/2009	HK$2.8 *	N/A
		75,000 *	24/01/2000	21/02/2000-24/10/2009	HK$4.6 *	N/A
		25,000 *	25/01/2000	01/03/2000-24/10/2009	HK$4.6 *	N/A
		190,000 *	3/3/2000	03/04/2000-24/10/2009	HK$15.2 *	N/A

* The number and the exercise price of the share options were adjusted as a result of the capital reorganisation of the Company becoming effective on 22 November 2002

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
/A				

lease continue on separate sheet if insufficient space available.)

fore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 27 NOV 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Shane Frederick Weir HKID/~~Passport~~ No. K346255(2) CONTACT PHONE NO. 2526 1767

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	ordinary	100,000	5,000 **	N/A	N/A	22/11/2002	N/A

** As a result of the capital reorganisation of e-Kong Group Limited becoming effective on 22 November 2002, the said 100,000 shares of HK$0.02 each were consolidated into 5,000 shares of HK$0.01 each

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: Nov 25, 2002

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

FACSIMILE TRANSMISSION

To :	Ms Charlotte Yen / Ms Sharon Yau The Stock Exchange of Hong Kong Limited	Date :	28 November 2002
Fax No :	2537 9351	Your Ref :	
From :	Angela Wang / Elsie Tam	Our Ref :	AW/ML/222493
Direct Line :	2846 7787(AW)/2846 7766(ECT)	Direct Email :	angelawang@angelawangco.com elsietam@angelawangco.com
Re :	e-Kong Group Limited (the "Company")	Total No of Pages (including cover) :	2

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to the telephone conversation between your Sharon Yau and our Elsie Tam this afternoon and attach a paragraph 39.2 statement duly signed by a director of the Company dated 28 November 2002 as requested.

If you have any question, please do not hesitate to contact us.

Kind regards



Angela Wang / Elsie Tam

Encl

G:\apf\a940111\Fax-AW2002 (2)

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that the recent increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such movement save for the proposed rights issue as disclosed in the Company's announcement dated 7 October 2002 and the announcement in relation to results of the special general meeting dated 21 November 2002.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board



Lim Shyang Guey
Director

Hong Kong, 28 November 2002

FORM NO. 8b



BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF REDUCTION OF SHARE PREMIUM OF

e-Kong Group Limited

(hereinafter referred to as "the Company")

DEPOSITED in the office of the Registrar of Companies on the 4th day of December 2002, in accordance with the provisions of section 46(5) of the Companies Act 1981.

Minimum Share Capital of the Company	HK$ 100,000.00
Authorised Share Capital of the Company	HK$ 408,929,402.00
Share Premium of the Company as last previously determined	HK$1,196,238,291.00
Reduction of Share Premium as authorised by a resolution passed at a special general meeting of the Company on the 21st day of November, 2002, effective as at the 22nd day of November, 2002	HK$1,196,238,291.00
SHARE PREMIUM as reduced	HK$ 0

IT IS HEREBY CONFIRMED that all the provisions of section 46 of the Companies Act 1981 have been complied with by the Company.



Ira S. Outerbridge III
Assistant Secretary

DATED THIS 4th day of December, 2002.

NOTES:

1. The notice required by section 46(2)(a) of the Companies Act 1981 is hereto annexed.

2. This memorandum must be filed in the office of the Registrar of Companies within thirty days after the date on which the resolution reducing the share capital has effect and must be accompanied by a copy of the resolution and the prescribed fee.

7505

FORM NO. 8b



BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF REDUCTION OF ISSUED SHARE CAPITAL OF

e-Kong Group Limited

(hereinafter referred to as "the Company")

DEPOSITED in the office of the Registrar of Companies on the 4th day of December, 2002, in accordance with the provisions of section 46(5) of the Companies Act 1981.

Minimum Share Capital of the Company	HK$ 100,000.00
Authorised Share Capital of the Company	HK$408,929,402.00
Issued Share Capital of the Company as last previously determined	HK$ 94,178,840.16
Reduction of Share Capital as authorised by a special resolution passed at the special general meeting of the Company on the 21st day of November, 2002, effective as at the 22nd day of November, 2002	HK$ 91,824,369.156
Issued Share Capital as reduced	HK$ 2,354,471.004
Authorised Share Capital to be maintained pursuant to said resolution of the Company	HK$408,929,402.00

IT IS HEREBY CONFIRMED that all the provisions of section 46 of the Companies Act 1981 have been complied with by the Company.



Ira. S. Outerbridge III
Assistant Secretary

DATED THIS 4th day of December, 2002

NOTES:

1. The notice required by section 46(2)(a) of the Companies Act 1981 is hereto annexed.

2. This memorandum must be filed in the office of the Registrar of Companies within thirty days after the date on which the resolution reducing the share capital has effect and must be accompanied by a copy of the resolution and the prescribed fee.

7506

Registration No. 19718

03 JUN 16 AM 7:21



BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF REDUCTION OF SHARE PREMIUM

THIS IS TO CERTIFY that a Memorandum of Reduction of Share Premium of

e-Kong Group Limited

was delivered to the Registrar of Companies on the 4th day of December, 2002.



Given under my hand and Seal of the REGISTRAR OF COMPANIES this 6th day of December, 2002

for Registrar of Companies

Share Premium prior to reduction:	HK$1,196,238,291.00
Amount of reduction:	HK$1,196,238,291.00
Present Share Premium:	NIL

Registration No. 19718



BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF REDUCTION OF ISSUED SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Reduction of Issued Share Capital of

e-Kong Group Limited

was delivered to the Registrar of Companies on the 4th day of December, 2002 in accordance with section 46 of *the Companies Act 1981* ("the Act").



Given under my hand and Seal of the REGISTRAR OF COMPANIES this 6th day of December, 2002

for Registrar of Companies

Issued Share Capital prior to reduction:	HK$ 94,178,840.16
Present Issued Share Capital:	HK$ 2,354,471.004
Authorised Share Capital:	HK$408,929,402.00

The Standard 18 December 2002 (Wednesday)

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

RESULTS OF THE RIGHTS ISSUE OF 235,447,100 RIGHTS SHARES AT HK$0.12 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY NEW SHARE HELD ON THE RECORD DATE

Financial Adviser to e-Kong Group Limited



華富嘉洛證券融資有限公司
Quam Capital Limited

The Directors are pleased to announce that 63 valid acceptances of provisional allotment of 80,008,468 Rights Shares and 39 valid applications for excess Rights Shares have been received for a total of 202,602,599 Rights Shares. The valid acceptances of provisional allotment of 80,008,468 Rights Shares representing approximately 33.98% of the total number of Rights Shares available. The aggregate number of Rights Shares accepted or applied for represents approximately 120% of the total number of the Rights Shares available under the Rights Issue. Accordingly, the Underwriter is not called upon to perform its obligation under the Underwriting Agreement to take up any Rights Shares not subscribed or applied for. The Underwriter has no further obligations under the Underwriting Agreement.

Terms and expressions used in this announcement shall have the same meanings as defined in the prospectus of the Company dated 27 November 2002 unless the context requires otherwise.

RESULTS OF THE RIGHTS ISSUE

The Directors are pleased to announce that as at 4:00 p.m. on Friday, 13 December 2002 being the latest time for acceptance of and payment for the Rights Shares, 63 valid acceptances have been received for 80,008,468 Rights Shares provisionally allotted under the Rights Issue and 39 valid applications for excess Rights Shares have been received for 202,602,599 Rights Shares. The valid acceptances of provisional allotment of 80,008,468 Rights Shares representing approximately 33.98% of the total number of Rights Shares available. The aggregate number of Rights Shares accepted or applied for represents approximately 120% of the 235,447,100 Rights Shares available under the Rights Issue. Accordingly, the Underwriter is not called upon to perform its obligation under the Underwriting Agreement to take up any Rights Shares not subscribed or applied for. The Underwriter has no further obligations under the Underwriting Agreement.

Interventure and parties acting in concert with it have taken up 45,525,782 Rights Shares from provisional allotment, representing approximately 19.34% of the total number of the Rights Shares. They have also applied for 195,000,000 excess Rights Shares and 147,836,033 Rights Shares were allotted to them, representing approximately 75.81% of the total number of the excess Rights Shares they applied for. Therefore, Interventure and parties acting in concert with it have taken up in aggregate of 193,361,815 Rights Shares, representing approximately 82.13% of the total number of the Rights Shares available under the Rights Issue.

Save for the respective associates of Mr. Siemens, Mr. Hicks and Mr. Saran, none of the directors and their associates have applied for any excess Rights Shares.

BASIS OF ALLOTMENT FOR EXCESS RIGHTS SHARES

The Directors have resolved that the 155,438,632 Rights Shares available for excess applications would be allotted on the following basis:

Excess Rights Shares Application	Number of excess Rights Shares applied for	Number of successful applicants	Basis of allotment	Number of Rights Shares allotted
More than 10,000,000 Rights Shares	65,000,000	1	75.81%	49,278,678
	65,000,000	1	75.81%	49,278,678
	65,000,000	1	75.81%	49,278,677
5,000,000 to 10,000,000 Rights Shares	6,357,759	1	100%	6,357,759
Not more than 5,000,000 Rights Shares	1,244,840	35	100%	1,244,840
	202,602,599	39		155,438,632

The Directors consider that the allocation of the excess Rights Shares has been made on an equitable and reasonable basis.

CHANGE OF SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER THE RIGHTS ISSUE

	Immediately prior to the Rights Issue		After the Rights Issue but prior to exercise of all outstanding share options		After the Rights Issue and upon full exercise of all outstanding share options	
	Number of New Shares	*%*	*Number of New Shares*	*%*	*Number of New Shares*	*%*
Mr. Siemens	25,676,475	10.91	100,631,627	21.37	103,501,627	21.39
Mr. Hicks	10,501,832	4.46	70,282,342	14.93	70,282,342	14.52
Mr. Saran	9,347,475	3.97	67,973,628	14.43	67,973,628	14.05
Interventure	–	–	–	–	–	–
Subtotal	45,525,782	19.34	238,887,597	50.73	241,757,597	49.96
Other Directors	5,000	–	10,000	–	4,891,850	1.01
Public Shareholders	189,916,318	80.66	231,996,603	49.27	237,280,603	49.03
Total	235,447,100	100.00	470,894,200	100.00	483,930,050	100.00

GENERAL

Certificates of the Rights Shares are expected to be despatched by ordinary post to those entitled thereto at their own risk on or before Thursday, 19 December 2002. Dealing in the fully-paid Rights Shares are expected to commence on Monday, 23 December 2002.

By Order of the Board
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 17 December 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in the announcement misleading.

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/F Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 15 AM 7:21

Date : 23 December 2002

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax Only
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we now enclose the following disclosure forms for your attention :-

Directors
1. Richard John Siemens
2. Kuldeep Saran
3. Shane Frederick Weir
4. Derrick Francis Bulawa
5. Lim Shyang Guey

Substantial shareholders
6. Goldstone Trading Limited
7. Future (Holdings) Limited

If you have any question, please do not hesitate to contact us.

Yours faithfully



Angela Wang & Co
Encl

cc : Ms Amy Chan – By Fax Only (Fax No : 31010194 – *without enclosure*)

G:\ap\a940111\Letter-AW(5)

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited   STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Richard John Siemens   HKID/Passport No.: K674811(2)   CONTACT PHONE NO.: 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   Yes / No *   (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY 19 MONTH 12 YEAR 2002

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s))   1 [X] 2 [ ] 3 [X] 4 [ ] 5 [X] 6 [X] 7 [X] 8 [ ]

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Siemens Enterprises Limited		2,400,000
Goldstone Trading Limited		98,231,627

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	ordinary	25,676,475	100,631,627 **	X	N/A	19/12/2002	**

** Subscription of Rights Shares and excess Rights Shares in a total of 74,955,152 shares at HK$0.12 each

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
e-Kong Group Limited	share options	2,070,000 **	24/01/2000	24/01/2000-24/10/2009	HK$2.3**	N/A

** The number and the exercise price of the share options were adjusted on 19/12/2002 as a result of the completion of Rights Issue

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.



Signature: ______ Date: Dec 19, 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) Kuldeep Saran HKID/~~Passport~~ No. P157396(2) CONTACT PHONE NO. 2801 7188

4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 19 MONTH 12 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☒ 2 ☐ 3 ☒ 4 ☐ 5 ☒ 6 ☒ 7 ☒ 8 ☐

6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Future (Holdings) Limited	Rooms 2509-10 Wing Shan Tower, 84-86 Connaught Road Central, Hong Kong	67,632,428

)· Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

0) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
-Kong Group Limited	ordinary	9,347,475	67,973,628 **	X	N/A	19/12/2002	**

* Subscription of Rights Shares and excess Rights Shares in a total of 58,626,153 shares at HK$0.12 each

1) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
/A				

lease continue on separate sheet if insufficient space available.)

fore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: 19/12/02

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Shane Frederick Weir HKID/Passport No.: K346255(2) CONTACT PHONE NO.: 2526 1767

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ☐ MONTH ☐ YEAR ☐

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
e-Kong Group Limited	ordinary	5,000	10,000 **	X	N/A	19/12/2002	**

** Subscription of Rights Shares of 5,000 shares at HK$0.12 each

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: DEC 19, 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited — STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Derrick Francis Bulawa — HKID/Passport No.: P121051(7) — CONTACT PHONE NO. 2296 9700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. — Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. — DAY ☐ MONTH ☐ YEAR ☐

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] — 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
e-Kong Group Limited	share options	2,396,124 *	25/10/1999	25/10/2000-24/10/2009	HK$1.4 *	N/A
		475,000 *	16/11/1999	16/11/2000-24/10/2009	HK$1.6 *	N/A
		25,000 *	23/12/1999	23/12/2000-24/10/2009	HK$2.0 *	N/A
		2,500 *	1/3/2000	03/01/2001-24/10/2010	HK$2.3 *	N/A
		953,226 *	25/10/2000	25/10/2001-24/10/2009	HK$1.2 *	N/A

EXERCISES AND ASSIGNMENTS OF RIGHTS * The number and the exercise price of the share options were adjusted as a result of the completion of rights issue of the Company

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: 19-12-02

f. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Lim Shyang Guey HKID/~~Passport~~ No. P924468(2) CONTACT PHONE NO. 2296 9700

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

TAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
A		

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
/A							

) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Kong Group Limited	share options	450,000 *	25/10/1999	25/10/2000-24/10/2009	HK$1.4 *	N/A
		150,000 *	24/01/2000	21/02/2000-24/10/2009	HK$2.3 *	N/A
		50,000 *	25/01/2000	01/03/2000-24/10/2009	HK$2.3 *	N/A
		380,000 *	3/3/2000	03/04/2000-24/10/2009	HK$7.6 *	N/A

* The number and the exercise price of the share options were adjusted as a result of the completion of the Rights Issue of the Company

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
/A				

ease continue on separate sheet if insufficient space available.)

fore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 

Date: 20/12/2002

24-DEC-2002 11:31 ANGELA WANG & CO 28680708 P.01/01

王培芬律師事務所 ANGELA WANG & CO

SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 16 AM 7:21

Date : 24 December 2002

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax Only
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we now enclose for your attention two disclosure forms given by Mr William Bruce Hicks and Great Wall Holdings Limited, being a director and a corporate substantial shareholder of the Company respectively.

If you have any question, please do not hesitate to contact us.

Yours faithfully



Angela Wang & Co

Encl

cc : Ms Amy Chan – **By Fax Only** (Fax No : 31010194 – *without enclosure*)

G:\apf\a940111\Letter-AW(6)

:f. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited   STOCK CODE: 524

Identification of director or chief executive who is making disclosure.

NAME (Surname first): William Bruce Hicks   HKID/Passport No.: K323574(2)   CONTACT PHONE NO.: 2113 8095

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   Yes / No *   (* Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY 19   MONTH 12   YEAR 2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]   1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

:TAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
reat Wall Holdings Limited	Room 402, Hung Kei Mansion, 5-8 Queen Victoria Street, Central, Hong Kong	67,962,428

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
ong Group Limited	ordinary	10,501,832	70,282,342 **	X	N/A	19/12/2002	**

ubscription of Rights Shares and excess Rights Shares in a total of 59,780,510 shares at HK$0.12 each

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname First for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
A				

ase continue on separate sheet if insufficient space available.]

re signing this notice form, the signatory should make sure all the information disclosed herein is correct

Signature: [signature] Date: 19-Dec-02

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 16 7:21

Date : 24 December 2002

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax Only
(Fax No : 2845 6328)

Attn : Mr Steven Chan

Dear Sirs

Re : e-Kong Group Limited (the "Company")

We refer to the telephone conversation with our Elsie Tam this morning.

Please be advised that the issued share capital of the Company as at 19 December 2002 is 470,894,200.

In addition, we now enclose the following revised corporate substantial shareholder disclosure forms for your attention :-

1. Goldstone Trading Limited
2. Future (Holdings) Limited
3. Great Wall Holdings Limited

If you have any question, please do not hesitate to contact us.

Yours faithfully



Angela Wang & Co

Encl

cc : Ms Amy Chan – **By Fax Only** (Fax No : 31010194 – *without enclosure*)

G:\apf\a940111\Letter-AW(7)

王培芬律師事務所 ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

Date : 23 December 2002

Our Ref : AW/A940111

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax Only
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we now enclose the following disclosure forms for your attention :-

Directors
1. Richard John Siemens
2. Kuldeep Saran
3. Shane Frederick Weir
4. Derrick Francis Bulawa
5. Lim Shyang Guey

Substantial shareholders
6. Goldstone Trading Limited
7. Future (Holdings) Limited

If you have any question, please do not hesitate to contact us.

Yours faithfully



Angela Wang & Co
Encl

cc : Ms Amy Chan – **By Fax Only** (Fax No : 31010194 – *without enclosure*)

G:\apf\a940111\Letter-AW(5)

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held

COMPANY NAME c-KONG GROUP LIMITED STOCK CODE 524

(2) Relevant share capital in listed company to which notification relates: CURRENCY HKD CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.01

(3) Identification of corporation making disclosure

FULL NAME GOLDSTONE TRADING LIMITED BUSINESS REGISTRATION NO.

ADDRESS OF REGISTERED OFFICE

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG c/o Unit C, 26/F., CNT Tower, 338 Hennessy Road, Wanchai, Hong Kong

PLACE OF INCORPORATION LISTED ON SEHK Yes / No *
* (Delete as appropriate)

NAME OF PERSON TO WHOM INQUIRIES CAN BE DIRECTED (Surname First) Ms. Tammy Lam CONTACT PHONE NO. 2572 0288

(4) Information disclosed pursuant to Part II of the Ordinance

(a) DATE event or change of circumstances took place giving rise to this duty of disclosures DAY MONTH YEAR 19 12 2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1 [ ] 2 [X] 3 [ ] 4 [ ] 5 [ ] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company

(a) Present number of shares in which corporation making disclosure is interested and/or to be interested 98,231,627 * as a result of Subscription of rights share and excess right shares

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested N/A

Note: Please also fill in Page 2 for the completion of this disclosure

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) AND (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (3) (a) of Page 1

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES
N/A			

(Please continue on separate sheet if insufficient space available)

AUTHORIZED SIGNATORY

Print name: Richard John Siemens

Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company

Signature: 

Date: Dec 19, 2002

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest in held

COMPANY NAME: e-KONG GROUP LIMITED — STOCK CODE: 524

(2) Relevant share capital in listed company to which notification relates:

CURRENCY: HKD — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$0.01

(3) Identification of corporation making disclosure

FULL NAME: FUTURE (HOLDINGS) LIMITED — BUSINESS REGISTRATION NO.:

ADDRESS OF REGISTERED OFFICE:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: c/o Rooms 2509-10, Wing Shan Tower, 84-86 Connaught Road Central, Hong Kong

PLACE OF INCORPORATION: — LISTED ON SEHK: Yes / No *
* (Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Mr. Kuldeep Saran — CONTACT PHONE NO.: 2801 7188

(4) Information disclosed pursuant to Part II of the Ordinance

(a) DATE event or change of circumstances took place giving rise to this duty of disclosures — DAY 19 MONTH 12 YEAR 2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1 [ ] 2 [X] 3 [ ] 4 [ ] 5 [ ] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company

(a) Present number of shares in which corporation making disclosure is interested and/or to be interested: 67,632,428 * as a result of subscription of rights shares and excess rights shares

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested: N/A

Note: Please also fill in Page 2 for the completion of this disclosure

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this parag

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) AND (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
N/A			

(Please continue on separate sheet if insufficient space available)

AUTHORIZED SIGNATORY

Print name: Kuldeep Saran

Position held at the company: Director

Signature: 

Date: 19/12/02

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest in held

COMPANY NAME: e-KONG GROUP LIMITED   STOCK CODE: 524

(2) Relevant share capital in listed company to which notification relates:

CURRENCY: HKD   CLASS: ORDINARY   DESCRIPTION BY NOMINAL VALUE: HK$0.01

(3) Identification of corporation making disclosure

FULL NAME: GREAT WALL HOLDINGS LIMITED   BUSINESS REGISTRATION NO.: ____

ADDRESS OF REGISTERED OFFICE: ____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: c/o Room 402, Hung Kei Mansion, 5-8 Queen Victoria Street, Central, Hong Kong

PLACE OF INCORPORATION: ____   LISTED ON SEHK: ~~Yes~~ / No *
* (Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Mr. William Bruce Hicks   CONTACT PHONE NO.: 2113 8095

(4) Information disclosed pursuant to Part II of the Ordiance

(a) DATE event or change of circumstances took place giving rise to this duty of disclosures

DAY	MONTH	YEAR
19	12	2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1 ☐ 2 ☒ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company

(a) Present number of shares in which corporation making disclosure is interested and/or to be interested: 67,962,428 *as a result of subscription of rights shares and excess rights shares

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested: N/A

Note: Please also fill in Page 2 for the completion of this disclosure

(6) If any of the notifiable Interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7)

(i.e. corporate interests, see Explanatory Note), complete this paragraph

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1

NAME (Surname first for individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
N/A			

{Please continue on separate sheet if insufficient space available}

AUTHORIZED SIGNATORY

Print name: William Bruce Hicks

Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company

Signature: 

Date: 19-Dec-02

王培芬律師事務所

ANGELA WANG & CO

SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 13 AM 7:21

Date : 4 January 2003

Direct Line : 2846 7787 (AW)
2846 7766 (ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com
elsietam@angelawangco.com

The Compliance Division
The Stock Exchange of Hong Kong Ltd
1/F Phase I Exchange Square
Central Hong Kong

By Fax Only
(Fax No : 2845 6328)

Dear Sirs

Re : e-Kong Group Limited (the "Company")

On behalf of the Company, we now enclose the following disclosure forms for your attention :-

Directors

1. Richard John Siemens
2. Derrick Francis Bulawa
3. Lim Shyang Guey

If you have any question, please do not hesitate to contact us.

Yours faithfully

[signature]

Angela Wang & Co
Encl

cc : Ms Amy Chan – By Fax Only (Fax No : 31010194 – *without enclosure*)

G:\apf\a940111\Letter (04.01.03)

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Richard John Siemens HKID/Passport No.: K674811(2) CONTACT PHONE NO.: 2801 7188

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2 Yes/No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED.

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(4) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
e-Kong Group Limited	share options	2,870,000	Richard John Siemens	**
	** by cancellation on 31 December 2002 at a consideration of a sum of HK$1.00			

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.



Signature:

Date: JAN 03, 2003

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: e-Kong Group Limited

STOCK CODE: 524

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): Derrick Francis Bulawa

HKID/Passport No.: P121051(7)

CONTACT PHONE NO.: 2296 9200

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.

Yes / No *

(* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

DAY | MONTH | YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to in paragraph (8) of Page 1.

NAME (Surname first for individuals)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							
:							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
e-Kong Group Limited	share options	3,851,850	Derrick Francis Bulawa	**
	** by cancellation on 31 December 2002 at a consideration of a sum of HK$1.00			

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 3 JAN 2003

f. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME e-Kong Group Limited STOCK CODE 524

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Lim Shyang Guey HKID/~~Passport~~ No. P924468(2) CONTACT PHONE NO. 2296 9700

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

TAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2),(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
A		

9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							

11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
-Kong Group Limited	share options	1,030,000	Lim Shyang Guey	**
	** by cancellation on 31 December 2002 at a consideration of a sum of HK$1.00			

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: - 3 JAN 2003

律師事務所
王培芬
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUL 16 AM 7:21

FACSIMILE TRANSMISSION

To :	Ms Eliza Wong The Stock Exchange of Hong Kong Limited	Date :	10 January 2003
Fax No :	2537 9351	Your Ref :	
From :	Angela Wang/Elsie Tam	Our Ref :	AW/A940111
Direct Line :	2846 7787(AW)/2846 7766(ECT)	Direct Email :	angelawang@angelawangco.com elsietam@angelawangco.com
Re :	e-Kong Group Limited	Total No of Pages (including cover) :	2

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to your telephone conversation with our Elsie Tam today and now enclose a paragraph 39.2 statement duly signed by a director of the Company dated 10 January 2003 as requested.

If you have any questions, please do not hesitate to contact us.

Yours sincerely



Angela Wang/Elsie Tam

Encl

cc : Mr Raymond Lau/Ms Amy Chan – By Fax (Fax No : 3101 0194)

G:\aw\940111\fax (10.1.03)

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board



Kuldeep Saran
Director

Hong Kong, 10 January 2003

03 JUN 16 AM 7:21



BERMUDA

THE COMPANIES ACT 1981

NOTICE OF PLACE OUTSIDE BERMUDA WHERE A BRANCH REGISTER OF MEMBERS IS BEING KEPT

Pursuant to section 65(3)

Name of Company: **e-KONG GROUP LIMITED**

In accordance with section 65(3) of the Companies Act, 1981, I hereby give notice that a branch register of members of the abovementioned Company is being kept at:

Secretaries Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Signed: ....
I. S. Outerbridge, III

State whether Director or Secretary: ....Assistant Secretary.

Date: ....February 19, 2003..........

COPY

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

e-Kong Group Limited

Companies Registry No.

F6726

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Room 3805 Tower II Lippo Centre
89 Queensway Hong Kong

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-



收件日期 RECEIVED
14-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Authorized Signatory

14 APR 2003

Dated

COPY

Schedule 8

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

e-Kong Group
Limited

Companies Registry No.

F6726

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Room 3805 Tower II Lippo Centre
89 Queensway Hong Kong

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

收件日期 RECEIVED
14 APR 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Authorized Signatory

14 APR 2003

Dated


e-KONG
Convergence through Services

By Fax (No. 2537 9351)
and By Hand

17 April 2003

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Road
Central, Hong Kong

Attn: Mr. Gavin Cheung / Mr. Joseph Wan

Dear Sirs

Re: e-Kong Group Limited (the "Company")
- General Mandate to Issue and to Repurchase Shares

We, directors of the Company, hereby undertake to the Stock Exchange that, so far as the same may be applicable, we will exercise the general mandate to repurchase the Company's shares in accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

cc Angela Wang, Company Secretary (By Fax (No. 2868 0708))

e-KONG Group Limited
Rm 4101-5, 41/F, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Telephone +852 2296 9700

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS
AGENTS FOR TRADEMARKS & PATENTS

香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

FACSIMILE TRANSMISSION

To	:	Mr Joseph Wan The Stock Exchange of Hong Kong Limited	Date	:	5 May 2003
Fax No	:	2537 9351	Your Ref	:	
From	:	Angela Wang/Elsie Tam	Our Ref	:	AW/A940111
Direct Line	:	2846 7787(AW)/2846 7766(ECT)	Direct Email	:	angelawang@angelawangco.com elsietam@angelawangco.com
Re	:	e-Kong Group Limited (the "Company")	Total No of Pages (including cover)	:	2

If this facsimile is not received clearly, please immediately telephone 852 2869 7772

We refer to your telephone conversation with our Elsie Tam this morning and now enclose a paragraph 39.2 statement duly signed by the company secretary of the Company dated 5 May 2003 as requested.

If you have any questions, please do not hesitate to contact us.

Yours sincerely



Angela Wang/Elsie Tam

Encl

cc : client

G:\aw\a940111\fax to sehk (5.5.03)

e-KONG GROUP LIMITED

(Incorporated in Bermuda with limited liability)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of e-Kong Group Limited (the "Company") has noted that the recent increase in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board confirms that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board
e-Kong Group Limited



Angela Wang Poey Foon
Company Secretary

Hong Kong, 5 May 2003

王培芬律師事務所
ANGELA WANG & CO
SOLICITORS & NOTARIES
AGENTS FOR TRADEMARKS & PATENTS
香港中環皇后大道中三十號娛樂行二十四樓
24/Fl Entertainment Bldg 30 Queen's Road Central HK
Tel 電話 : 852 2869 7772 Fax 傳真 : 852 2868 0708
E-mail 電子郵件 : lawyers@angelawangco.com
Website 網址 : www.angelawangco.com

03 JUN 19 AM 7:21

Date : 9 May 2003

Direct Line : 2846 7787(AW)/ 2846 7766(ECT)

Our Ref : AW/A940111

Direct Email : angelawang@angelawangco.com elsictam@angelawangco.com

Mr Gavin Cheung/Mr Joseph Wan
Listing Division
The Stock Exchange of Hong Kong Limited
11/F One International Finance Centre
1 Harbour View Street
Central Hong Kong

By Fax & By Hand
(Fax No : 2537 9351)

Dear Gavin/Joseph

Re : e-Kong Group Limited (the "Company")

Please be informed that Mr Lim, Shyang Guey and Ms Wang Poey Foon Angela have been appointed as an Authorized Representative of the Company pursuant to Rule 3.06(1) of the Listing Rules with immediate effect. We now enclose a Standard Form A in respect of their appointments for your attention.

If you have any question, please do not hesitate to contact us.

Yours sincerely



Angela Wang/Elsie Tam

Encl

cc : Ms Amy Chan - By Fax Only (Fax No : 31010194)

Standard Form A

To : The Stock Exchange of Hong Kong Limi... — Listing Division

From : Angela Wang Poey Foon, Company Secretary
(Name of Responsible Official and, if applicable, Name and Capacity of Representative Company)

Re : e-Kong Group Limited
(Name of the subject Company/~~Unit Trust/Mutual Fund~~)

Subject : Authorised Representatives

Date : 9 May 2003

1. The required details of the two authorised representatives (pursuant to Rule 3.06(1) of the Rules Governing the Listing of Securities) of the subject Company/the ~~Management Company of the subject Unit Trust/Mutual Fund~~ are as follows :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Authorised Representative
Lim Shyang Guey	Executive Director	3101 3047	2367 7898	2811 1203		A
Angela Wang Poey Foon	Company Secretary	2846 7787	2868 2720	2868 0708		B

2. The following particulars (where appropriate) are the required details of the alternates (pursuant to Rules 3.06(2) of the Rules Governing the Listing of Securities) of the Authorised Representatives :-

	Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Applicable Period From	Applicable Period To (if any)
A:								
B:								

Remarks :-



Authorised Signature



Companies Registry
公司註冊處

Form 表格 F3

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號: F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項 *(Please tick the relevant boxes 請在相關格內加 ✓ 號)*

☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職

Name 姓名

Surname 姓氏	Other names 名字
Bulawa	Derrick Francis

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年
09	05	2003

Name 姓名

Surname 姓氏	Other names 名字

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Presentor's Name and Address
提交人的姓名及地址

APF Partners Corporate Services
24/F Entertainment Building
30 Queen's Road Central
Hong Kong

Ref : AW/A940111

For C
請勿填

Your Receipt
Companies Registry
H.K.

09/05/2003 CC467319
CR No. : F-006726-
Sh. Form : F3
13 $20.00

TOTAL (CSH)

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號: F 6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3) B. Appointment of new authorized representative 新授權代表 or 或
(Note 註 4) Change of particulars of existing authorized representative 更改現任授權代表資料

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Lim (Surname 姓氏) Shyang Guey (Other names 名字)

Address 地址: 6th Floor, 4 Cornwall Street, Kowloon Tong, Kowloon, Hong Kong

Date of Appointment 委任日期: 09 (DD 日) 05 (MM 月) 2003 (YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: (Surname 姓氏) (Other names 名字)

Address 地址:

Date of Appointment 委任日期: (DD 日) (MM 月) (YYYY 年)

Signed 簽名 :



(Name 姓名): (Wang Poey Foon Angela) Date 日期 : 9 May 2003

~~Director~~/ Secretary/ ~~Manager~~/ ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 D2

03 J...

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書　☐ Director 董事　☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏　Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼　Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼　Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日　MM 月　YYYY 年

Date 日期　Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址
e-Kong Group Limited
Room 4101-5 Hopewell Cenrtre
183 Queen's Road East
Wanchai, Hong Kong
Attn : Co Sec Dept

For (
請勿

Your Receipt
Companies Registry
H.K.

15/05/2003	FF619351
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
TOTAL(CSH)	$20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F 6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
CHANGE OF ADDRESS OF DIRECTOR	14	05	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Bulawa	Derrick Francis

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 200 Lake Dr. East, Suite 200, Cherry Hill, NJ 08002, USA

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P121051(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Lim Shyang Guey) Date 日期： 15 MAY 2003

Director~~／Secretary／Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*



8 June 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 May 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Mar 2002)

e-KONG Group Limited
Suite 2101-3 K Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



03 JUL 15 AM 7:21

5 July 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 June 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(June 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 June 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 4 July 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


e-KONG
Convergence through Services

03 JUL 15 7:21

9 August 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 July 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(June 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2295 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 July 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 August 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


Convergence through Services

5 September 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 August 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(June 2002)

e-KONG Group Limited
Suite 2101-3 K Wah Centre
191 Java Road North Point Hong Kong

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 August 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 5 September 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


e-KONG
Convergence through Services

9 October 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : *Monthly Report of Movement of Listed Securities*

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 September 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 2429 7116)

G:\APF\1994\A940111\MTH-RPT(Sept 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 September 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 October 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ____________)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	9,680,000	(9,680,000)	N/A
Balance at close of the month :	4,708,942,008	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	9,680,000			Nil	9,680,000
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month : 9,680,000

Total number of ~~ordinary shares~~/preference shares/~~other classes of shares~~ ~~increased~~/(decreased) during the month : (9,680,000)

Remark : 9,680,000 preference shares were converted into 9,680,000 ordinary shares in name of Dana Vision Sdn. Bhd

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


e-KONG
Convergence through Services

8 November 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 October 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Mr Derrick Bulawa/Mr Jeffrey Cheng/Ms Amy Chan
By Fax (Fax No : 2811 1917 / 31010194)

G:\APF\1994\A940111\MTH-RPT(Oct 2002)

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 October 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 November 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,708,942,008	Nil	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,708,942,008	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : Nil

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


e-K港NG
Convergence through Services

03 JUN 16 AM 7:21

13 December 2002

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 November 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Sept 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 November 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 10 December 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): 21 November 2002)		Please refer to Remark		
Adjusted Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,708,942,008	Nil	N/A
Increase/(Decrease) during the month :	Please refer to Remark	N/A	N/A
Adjusted Balance at close of the month :	235,447,100	Nil	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES		SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH		MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS*	ADJUSTED SHARE OPTIONS	No. of Options	Adjusted No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options	Employee Share Options (Adjusted)							
Exercise Price: HK$ 0.08	Exercise Price: HK$ 1.60	200,000	10,000	Nil	Nil	Nil	10,000	Nil
Exercise Price HK$ 0.12	Exercise Price : HK$ 2.40	9,932,274	496,613	Nil	Nil	Nil	496,613	Nil
Exercise Price: HK$ 0.14	Exercise Price : HK$ 2.80	42,111,235	2,105,562	Nil	Nil	Nil	2,105,562	Nil
Exercise Price: HK$ 0.16	Exercise Price : HK$ 3.20	4,825,000	241,250	Nil	Nil	Nil	241,250	Nil
Exercise Price: HK$ 0.20	Exercise Price : HK$ 4.00	3,950,000	197,500	Nil	Nil	Nil	197,500	Nil
Exercise Price: HK$ 0.23	Exercise Price : HK$ 4.60	42,275,000	2,113,750	Nil	Nil	Nil	2,113,750	Nil
Exercise Price: HK$ 0.33	Exercise Price : HK$ 6.60	4,915,000	245,750	Nil	Nil	Nil	245,750	Nil
Exercise Price: HK$ 0.76	Exercise Price : HK$ 15.20	22,150,000	1,107,500	Nil	Nil	Nil	1,107,500	Nil
WARRANTS* Date of Expiry :		Nominal Value (HK$)		Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$		N/A		N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)		Units		Converted (Units)			Units	
Convertible Price: HK$		N/A		N/A			N/A	N/A
OTHER ISSUES OF SHARES*								
Rights Issue		Price :		Issue and allotment Date :				
Placing		Price :		Issue and allotment Date :				
Bonus Issue				Issue and allotment Date :				
Scrip Dividend				Issue and allotment Date :				
Repurchase of Share				Cancellation Date :				
Redemption of share				Redemption Date :				
Consideration Issue		Price :		Issue and allotment Date :				
Others (Please specify)		Price :		Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : Nil

Remark : With effect from 22 November 2002, the capital of the Company has been reorganised as follows :-
1. Share reduction from HK$0.02 to HK$0.0005 per share;
2. Share consideration of every 20 issued shares of HK$0.0005 each into one new share of HK$0.01 each;
3. The amount of HK$1,196,238,291 standing to the credit of the share premium account be cancelled; and
4. Each authorised but unissued share of HK$0.02 be subdivided into 2 new shares of HK$0.01 each.

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data



14 January 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 December 2002 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Dec 2002)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 December 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 13 January 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares		No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	235,447,100		Nil	N/A
Increase/(Decrease) during the month :	235,447,100	*(Remark (1))*	N/A	N/A
Adjusted Balance at close of the month :	470,894,200		Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES		SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH		MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS*	ADJUSTED SHARE OPTIONS (Remark (2))	No. of Options	Adjusted No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options	Employee Share Options (Adjusted)					(Remarks (3) to (5))		
Exercise Price: HK$ 1.60	Exercise Price: HK$ 0.80	10,000	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price HK$ 2.40	Exercise Price : HK$ 1.20	496,613	993,226	Nil	Nil	953,226	40,000	Nil
Exercise Price: HK$ 2.80	Exercise Price : HK$ 1.40	2,105,562	4,211,124	Nil	Nil	2,846,124	1,365,000	Nil
Exercise Price: HK$ 3.20	Exercise Price : HK$ 1.60	241,250	482,500	Nil	Nil	475,000	7,500	Nil
Exercise Price: HK$ 4.00	Exercise Price : HK$ 2.00	197,500	395,000	Nil	Nil	25,000	370,000	Nil
Exercise Price: HK$ 4.60	Exercise Price : HK$ 2.30	2,113,750	4,227,500	Nil	Nil	3,072,500	1,155,000	Nil
Exercise Price: HK$ 6.60	Exercise Price : HK$ 3.30	245,750	491,500	Nil	Nil	Nil	491,500	Nil
Exercise Price: HK$ 15.20	Exercise Price : HK$ 7.60	1,107,500	2,215,000	Nil	Nil	380,000	1,835,000	Nil
WARRANTS* Date of Expiry		Nominal Value (HK$)		Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$		N/A		N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)		Units		Converted (Units)			Units	
Convertible Price: HK$		N/A		N/A			N/A	N/A
OTHER ISSUES OF SHARES*								
Rights Issue		Price : $0.12		Issue and allotment Date : 19 December 2002				235,447,100
Placing		Price :		Issue and allotment Date :				
Bonus Issue				Issue and allotment Date :				
Scrip Dividend				Issue and allotment Date :				
Repurchase of Share				Cancellation Date :				
Redemption of share				Redemption Date :				
Consideration Issue		Price :		Issue and allotment Date :				
Others (Please specify)		Price :		Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month : 235,447,100

Remark : (1) A total of 235,447,100 shares were issued and allotted as a result of rights issue

(2) With effect from completion of rights issue, the number of shares which will be issued upon exercise of the share options each granted and remain outstanding are multiplied by 2 and the subscription price of such outstanding share options are divided by 2.

(3) Adjusted share options in a total of 2,870,000 granted to Richard John Siemens have been cancelled on 31 December 2002 at a consideration of a sum of HK$1.00

(4) Adjusted share options in a total of 3,851,850 granted to Derrick Francis Bulawa have been cancelled on 31 December 2002 at a consideration of a sum of HK$1.00

(5) Adjusted share options in a total of 1,030,000 granted to Lim Shyang Guey have been cancelled on 31 December 2002 at a consideration of a sum of HK$1.00

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data



03 JUL 15 7:21

10 February 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 January 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Jan 2003)

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 January 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 10 February 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Adjusted Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS*	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price: HK$ 0.80	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.20	40,000	Nil	Nil	Nil	40,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	491,500	Nil	Nil	Nil	491,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ ______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month : N/A

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


e-KONG
Convergence through Services

7 March 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 28 February 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Jan 2003)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road North Point Hong Kong
Telephone +852 2296 9700

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 28 February 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 6 March 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Adjusted Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS*	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price: HK$ 0.80	20,000	Nil	Nil	13,400 (Remark 1)	6,600	Nil
Exercise Price : HK$ 1.20	40,000	Nil	Nil	10,000 (Remark 2)	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	491,500	Nil	Nil	15,000 (Remark 3)	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month : N/A

Remark : (1) 13,400 share options lapsed due to the cessation of employment of Yuen Moon Chung, Wallace
(2) 10,000 share options lapsed due to the cessation of employment of Tse Pik Chi, Joey
(3) 15,000 share options lapsed due to the cessation of employment of Chang Yat Kiu, Jocie

Authorised Signature:



Name : Angela Wang
Title Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



03 JUN 16 7:21

RECEIVED 9.4.03 9:45 am

9 April 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 March 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By **Fax** (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(Mar 2003)

e-KONG Group Limited
~~Suite 2101-3 K. Wah Centre~~
~~191 Java Road North Point Hong Kong~~
Telephone +852 2296 9700

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 March 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 April 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ( )		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Adjusted Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS*	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price: HK$ 0.80	6,600	Nil	Nil	6,600 (Remark 1)	Nil	Nil
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month : N/A

Remark : (1) 6,600 share options lapsed due to the cessation of employment of Yuen Moon Chung, Wallace

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



7 May 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 April 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APP\1994\A940111\MTH-RPT(Mar 2003)

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 6 May 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name : Angela Wang

Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.